
July 19, 2023

Christopher Krause
Chief Executive Officer
KAT Exploration, Inc.
2313 Hollyhill Lane
Denton, TX 76205

> **Re: KAT Exploration, Inc.**
> **Form 10-K for the year ended November 30, 2022**
> **Filed February 14, 2023**
> **File No. 000-56352**

Dear Christopher Krause:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended November 30, 2022

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that the audit report does not address the balance sheet as of November 30, 2021 or the related financial statements for the year then ended. Please amend your November 30, 2022 Form 10-K to include an audit report that addresses your balance sheets as of November 30, 2022 and 2021 and the related financial statements for each of the two fiscal years then ended.

Statements of Cash Flows, page F-6

2. We note that you recorded a $35,000 financing cash inflow from common stock issued for cash; however, the Statement of Changes in Equity (Deficit) indicates that these shares were issued for services. Please advise.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at (202) 551-3439 or Kristi Marrone at (202) 551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Caren Currier